UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

aShareX Series LLC
(Exact name of issuer as specified in its charter)

Delaware	92-2241344
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

10990 Wilshire Blvd., Suite 1150 Los Angeles, California 90024
(Full mailing address of principal executive offices)

(877) 358-8999

(Issuer’s telephone number, including area code)

aShareX Series 10 Class A Shares, aShareX Series 11 Class A Shares

(Title of each class of securities issued pursuant to Regulation A)

ASHAREX SERIES LLC

SEMIANNUAL REPORT FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2025

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MASTER SERIES TABLE

All of the series of aShareX Series LLC (the “Company”) shall collectively be referred to herein as the “Series” and the assets and liabilities of each Series will be separate in accordance with Delaware law. The interests of all Series shall collectively be referred to herein as the “Class A Shares” and a purchaser of Class A Shares in any Series (an “Investor”) will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The offerings of the Class A Shares shall collectively be referred to herein as the “Offerings.” “Series Asset” means, with respect to a Series, the piece or pieces of fine art (“Artwork”), collectibles such as classic cars, original movie props or sports memorabilia, or other alternative assets including music royalties or income streams from social media influencers or other notable individuals purchased by the Series.

The Series Assets will be identified by the Company from collections being sold through auctions (each, an “Auction”), either conducted as a traditional English auction (a “Traditional Auction”) or at a fixed price per share (a “Fixed Price Auction”), to be conducted by established and highly reputable auction houses or by the Company itself.   Potential investors who are pre-registered and qualified with the Company on its proprietary investor platform will bid as an individual or a group to acquire the Artwork at an Auction through the Company’s proprietary, online bidding platform (the “Auction Platform”).

To date, all Series Assets have been Artwork and all Auctions have been conducted as Traditional Auctions, but this may vary for future Series.  For example, Series 12, if or when qualified, will be for a collectible car, and the Auction is to be held as a Fixed Price Auction.

The master series table below, referred to at times as the “Master Series Table,” shows key information related to each Series as of the date of this Semiannual Report on Form 1-SA. This information will be referenced in the following sections when referring to the Master Series Table.

Series	Qualification Date[1]	Most Recent Offering Circular or Statement	Series Asset	Status	Auction Date[1]	Offering Price per Share	No. of Shares	Maximum Offering Size	Sourcing Fee
aShareX Fine Art Series 10	11/27/2023	11/30/2023	Ed Ruscha lithograph, Angel #50	Closed (9/18/2024)	11/29/2023	$1.272	8,000	$10,177	$576
aShareX Fine Art Series 11	4/30/2024	5/3/2024	Contemporary Artists Series 1[2]	Ongoing	5/2/2024	$0.5851	250,000	$146,280	$8,280
aShareX Series 12	Not Yet Qualified	9/16/2025	Ferrari 328 GTS	Not Yet Started	N/A	$10.00	22,700	$227,000	$29,609

(1) The Auction Date of a Series will occur no later than two calendar days following the date of qualification of the Offering of such Series by the Securities and Exchange Commission (“SEC”).  With respect to a Series, the Offering of such Series is subject to qualification by the SEC.

(2) Eight artworks by six different artists:  Jennifer & Kevin McCoy, Imo Nse Imeh, Maria Gaspar, Wilfred Ukpong, Servane Mary, and Emerald Rose Whipple.

In this Semiannual Report on Form 1-SA (the “Semiannual Report”), references to “we,” “us,” “our,” or the “Company” mean aShareX Series LLC, a Delaware series limited liability company, formed January 13, 2023. Terms that are capitalized but not defined herein shall have the meanings given to them in the Company’s Offering Statement on Form 1-A, as amended, as filed with the SEC on September 16, 2025 (the “Offering Statement”), as may be further amended or supplemented from time to time.

Unless otherwise indicated, information contained in this Semiannual Report concerning our industry and the markets in which we operate is based on information from independent industry and research organizations and other third-party sources (including publications, surveys and forecasts), and management estimates. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information.

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FORWARD-LOOKING STATEMENTS

This Semiannual Report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our Offering Statement. These, and other important factors, could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Semiannual Report are made as of the date of this Semiannual Report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Semiannual Report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

Any projections made in this Semiannual Report are based on historical examples and the Company’s estimates of future conditions. There is no assurance that opportunities or results experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by aShareX Holdings, LLC (the “Manager” or “Managing Member”). The actual results experienced by the Company will differ, and such variation could be material.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our financial statements and the related notes in this semi-annual report and our annual report filed on Form 1-K on May 5, 2025.

Overview

We are a Delaware series limited liability company formed to facilitate an investment in the Series Assets by conducting Offerings of our Class A Shares pursuant to a Tier II offering under Regulation A+, acquiring the Series Assets and maintaining them for future sale. We and the Series Assets are managed by the Managing Member and aShareX Management, LLC (“AM” or “Asset Manager”), respectively. Title to the Series Asset will be held by a segregated portfolio (each an “SP”) established for such purpose by the Company’s wholly owned subsidiary, aShareX Series SPC, a Cayman Islands segregated portfolio company (“Cayman”). Each Series’ sole asset will consist of its ownership of the SP, and the SP’s sole asset will be the Series Asset.

During all relevant times following the closing of an Offering, title to the Series Asset has and will continue to be held by a SP. The Company owns 100% of the share capital of Cayman, and each SP is treated as a subsidiary of the associated Series for financial reporting purposes. As of June 30, 2025, aShareX SP 10 held title to a lithograph of Angel (2014) by Ed Ruscha (the “Series 10 Artwork”) as its only material asset and had $0 in liabilities and aShareX SP 11 held title to artworks in the Contemporary Artist Series 1, which consisted of eight artworks by six different artists  (Jennifer & Kevin McCoy, Imo Nse Imeh, Maria Gaspar, Wilfred Ukpong, Servane Mary, and Emerald Rose Whipple) (the “Series 11 Artwork”) as its only material asset and had $0 in liabilities. Neither the Company nor Cayman are anticipated to use borrowings or leverage to purchase or hold the Artwork or to incur any material indebtedness, except in extraordinary circumstances.  The Managing Member and Asset Manager will have sole control over all matters affecting the Company, Cayman, each Series and each SP including the insurance, storage and the terms of sale of the Series Asset, and initiating and defending litigation.

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The Company has entered into an Asset Management Agreement with the Asset Manager, whereby the Asset Manager will pay for all Offering Expenses (other than the Broker Fees paid by the Managing Member) and Operating Expenses of the Series and each SP for their day-to-day operations (including audit, accounting and tax preparation fees, SEC and state registration and filing fees, the costs of insuring, storing and transporting the Series Asset) prior to the date the Series Asset is sold.  In exchange for the service, the Asset Manager will be paid by the Investors in each Series a Sourcing Fee equal to six percent (6%) of the Purchase Price of the Series Asset (Series 10 and Series 11) or fifteen percent (15%) of the Purchase Price of the Series Asset (Series 12), acquired by such Series.  The Asset Manager may determine to sell the Series Asset without engaging a third-party intermediary, or, as auctioneer, it could conduct an auction to sell the Series Asset.  In such event, the Asset Manager could charge the buyer a reasonable fee not to exceed the lowest published Buyer’s Premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

Other than activities related to the Offerings and the acquisition and maintenance of the Series Asset, we have not conducted any other business activities or operations.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Series Asset We are totally reliant on the Asset Manager to maintain the Series Asset and administer our business.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with United States Generally Accepted Accounting Principles (GAAP) will be based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our post-Offering financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our financial statements.

Acquisition Costs—Artwork

Upon acquisition, the Artwork will be recorded on the Series’ books at its original cost basis—essentially its acquisition cost, including any deposits for the Artwork funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Artwork related to each Series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes. Artwork is determined to have an indefinite life and thus its cost basis is not amortizable or depreciable. The Company will review the Artwork for impairment in accordance with the requirements of ASC 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360”). These requirements will obligate the Company to perform an impairment analysis semi-annually and whenever events indicate that the carrying amount of the Artwork might not be fully recoverable. If it is determined that an impairment loss must be recorded it will be calculated based on the difference between the then carrying amount of the Artwork and its estimated fair value. Any such impairment analysis will depend in substantial part on the annual third party valuation of the Artwork commissioned by the Managing Member and included with the Company’s annual SEC filings.

There is no guarantee that the Artwork is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. The Company will not have complete ownership history or restoration and repair records for all Artwork. In the event of a title or authenticity claim, the applicable Series and the Company may not have recourse against the Artwork seller or the benefit of insurance, and the value of the given Artwork may be diminished.

In November 2023, Series 10 acquired Series 10 Artwork for $9,600.  In May 2024, Series 11 acquired Series 11 Artwork for $138,000. The Company determined that no impairment for either Series was necessary as of June 30, 2025.

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Contingencies

We and each Series may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy.

We had no contingent liabilities as of June 30, 2025.

Income Taxes

Each Series Asset will be owned by a segregated portfolio of a Cayman Islands company which will be treated as a C corporation for U.S. federal income tax purposes.  The profit or loss generated by the Cayman company (either directly or through its segregated portfolios) should not be subject to tax in the U.S. or Cayman Islands, and should only result in taxable income when the Series Asset is sold and the proceeds distributed to the Series who acquired the Series Asset. The Company is a limited liability company and each Series is essentially viewed as a disregarded entity for U.S. tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company and each Series flows through to, and is recognized by, their respective members. Therefore, no provision for income tax has been recorded in the consolidated and consolidating financial statements at the Company level. The income and expense from each Series is allocated to its members in proportion to their percentage interests in the Series.

We had no federal and state income tax assets, liabilities or expenses as of and for the semiannual period ended June 30, 2025 nor as of and for the year ended December 31, 2024, except for the $800 California Franchise Tax.

Operating Results

During the fourth quarter of 2023, the Company, through Series 10, engaged in acquiring the Series 10 Artwork with funding provided by an offering for Class A Shares of Series 10, which offering was closed effective September 18, 2024. Additionally, in the second quarter of 2024, the Company, through Series 11, engaged in acquiring the Series 11 Artwork with funding provided by an offering of Class A Shares of Series 11.  The Company is currently in the process of attending to the mechanical steps necessary to complete this Offering and record the issuance of the Class A Shares of Series 11.

Revenues

Revenues are generated at the Series level. We do not earn a material amount of revenue and do not expect to until the Series Asset is sold.  The Class A Members, by a Majority Vote of those voting, control whether the associated Series Asset is to be sold prior to the seventh anniversary of its acquisition (Series 10 and Series 11) or fifth anniversary (Series 12) of its acquisition (referred to herein as the “Voting Years”, as applicable). The Class A Members will be asked to vote on selling the Series Asset in the sixth and seventh years following its acquisition (Series 10 and Series 11) or third and fourth years following its acquisition (Series 12), as applicable, and the Company may solicit their approval prior to such time if a materially compelling offer presents itself. During the eighth year (Series 10 and Series 11) or sixth year (Series 12) following the Series Asset’s acquisition date, the Managing Member must sell the Series Asset using commercially reasonable efforts to achieve a favorable price and terms.

Operating Expenses

The Operating Expenses incurred by a Series, though reflected in our financial statements, will be paid by the Asset Manager and will not be reimbursed by the Series or the members of any Series. Through June 30, 2025, Series 10 incurred $2,238 in Operating Expenses, primarily related to legal and professional fees, that will be paid by the Asset Manager and Series 11 incurred $22,278 in Operating Expenses primarily attributed to legal and professional fees, that will be paid by the Asset Manager. See Note 2—Summary of Significant Accounting Policies—Operating Expenses in the Notes accompanying the Consolidated Financial Statements.

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Liquidity and Capital Resources of the Asset Manager

We do not anticipate that we will maintain any material liquid assets and, accordingly, we rely upon the Asset Manager to pay for the maintenance and administration of our business in accordance with the Asset Management Agreement.

We and the Asset Manager believe that the Asset Manager’s cash and other sources of liquidity, together with equity contributions from aShareX, earnings generated primarily from the Sourcing Fee, and its share of the Buyer’s Premium, will be sufficient for the Asset Manager to perform its obligations under the Asset Management Agreement for the foreseeable future. The Asset Manager is currently financed through equity contributions from aShareX. aShareX is currently funded through equity and debt contributions of approximately $6.87 million from private investors.

After the purchase of the Series Asset associated with a Series, we do not believe we will need to raise any additional funds through the issuance and sale of additional Class A Shares of that Series. However, should the need arise in the future, our Operating Agreement also permits the issuance of Class A Shares to repay loans funded to pay Extraordinary Expenses.

We have no material commitments for capital expenditures.

Trend Information

Art Market

The art market has recently faced a notable downturn, reflecting broader economic uncertainties and shifting consumer behaviors.  Recent data indicates a decline in both auction sales and gallery revenues, with many segments of the market experiencing reduced demand and lower transaction volumes. This decline has been attributed to several factors, including geopolitical tensions, fluctuating financial markets, and changing consumer priorities amid economic pressures.

Art market sales dropped by 12% in 2024 to $57.5 billion, marking the second consecutive year of decline, largely due to a weakened high-end segment, according to the Art Basel & UBS Art Market Report 2025.  Despite the drop in value, the number of transactions increased by 3% to $40.5 million, driven by growth in lower-priced segments. According to Artprice’s 2024 Global Art Market Report, sales under $1,000 have tripled in 10 years, and accounted for more than half of the works sold at auction in 2024.  Additionally, total art market transactions have reached an all-time high, owing to the growing activity at this more affordable and accessible low end.

While public auction sales decreased, private sales by auction houses rose by 14% as sellers look to assert greater control over the terms and prices at which they part with their artwork amid broader turmoil.

Dealer sales declined by 6% to $34.1 billion, mainly due to a drop in high-end transactions. Activity remained steady but shifted toward lower price points, mirroring market activity observed at the major auction houses. In more detail, the overall trend is that high-end dealers suffered most; only 23% of sub-$250,000 dealers saw declines vs. 64% of $10 Million+ dealers. Dealers with less than $250,000 turnover actually saw a 17% increase in sales growth, and those in the $1 Million - $5 Million segment of turnover saw a more modest, but positive, growth of 10%.

Moreover, the impact of the COVID-19 pandemic continues to reverberate through the art world. The acceleration of digital platforms has not fully compensated for the losses incurred through declines in traditional, in-person sales methods, leading to a continued struggle for galleries and auction houses to adapt. The combination of these elements has led to a broader reassessment of investment in art, with both collectors and investors exhibiting increased caution.

As a participant in the art investment space, we may be negatively impacted by this downturn. Potential investors may be less likely to participate in our auction format, thereby driving down the potential prices at which any one of our Series will purchase one or more Artworks, and as a result, consignors may be less willing to sell their works in the auction format we provide to investors. This creates challenges in identifying consignor and artists to partner with for the purpose of engaging in our auction process. This also may impact the value of the Artworks currently held by Series 10 and Series 11; however, the lower end of the market has remained relatively strong.  Further, the Artwork held by Series 10 is not anticipated to be sold until 2029 at the earliest, with the Artwork held by Series 11 anticipating to be held until at least 2030, we are optimistic that the current downturn will subside prior to starting a sales process for either Series.

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Economic Volatility and Inflation

Recent trends in inflation and rising interest rates may impact our business and operations. In June 2022, the inflation rate in the U.S. reached a 40-year high, though the inflation rate has been trending lower since that peak, and is now below the historical average.  From early-2022 to mid-2023, partially as a response to inflation in the United States and global economies, the Federal Reserve began tightening a years-long series of economic stimulus measures that had included historically low interest rates. As those measures were reversed, the Federal Reserve Open Markets Committee increased benchmark interest rates from near zero to more than five percent in less than two years. These changes have created volatile financial markets and significant economic pressures on consumers.

These conditions, and the related changes in consumer priorities, impact our ability to attract investors and increase our operating costs. The effects of high interest rates or potential inflation on investor budgets could result in the reduction of potential investors’ spending and investing habits, or an increased likelihood that investors will direct available funds to investments that perform well in high interest rate environments. At the same time, sustained inflation across the markets in which we operate could negatively affect any attempts to mitigate the increases to our costs, making it more expensive for us to continue operations.

In 2025, the United States implemented tariffs on imports from various countries as a “reciprocal” measure to address trade imbalances.  In some instances, this has resulted in retaliatory measures from affected countries. Artwork has generally been exempt from tariffs in the past, but the current situation is murkier from a legal standpoint as the new import duties were enacted under the authority of the Emergency Economic Powers Act of 1977.  Additionally, other countries retaliatory policies could increase costs for artworks shipped from the United States to foreign buyers.  From a broader standpoint and an alternative view, tariffs may produce inflation, and hard assets such as artwork typically perform well in inflationary environments. Since the initial tariffs were announced, rates for various countries, or specific commodities, have been alternatively suspended, increased, or decreased. Due to the existing uncertainty and fluctuating state of affairs, it is not possible at this time to determine the impact that these trade policies may have on our future business, if any.

Funding Sources

The successful operation of the Company (and therefore, the success of the Interests) is dependent on its Managing Member, aShareX Holdings, LLC, and its Asset Manager, aShareX Management, LLC. The Managing Member and Asset Manager provide each Series with routine operational, administrative, management, advisory, consulting and other services with respect to their respective operations and routine services related to the Series Asset, including authentication and valuation services, storage, transportation and insurance. The Asset Manager is paid a sourcing fee representing a percentage of the purchase price of the Series Asset acquired by each Series, which the Asset Manager then uses to pay for Offering Expenses and Operating Expenses prior to the date the Artwork is sold. If the sourcing fees are insufficient to cover such Offering Expenses and Operating Expenses, the Managing Member or Asset Manager may need to seek additional funding sources, as discussed in greater detail below, which may or may not be available. The lack of funding available to the Managing Member or Asset Manager may negatively impact our ability to operate in a variety of ways including the ability of the Managing Member or Asset Manager to:

•	continue to source high quality Series Assets at reasonable prices to securitize through our platform;
•	market the offerings in individual Series of the Company and attract investors to our platform to acquire the Class A Shares issued by Series of the Company;
•	find and retain operating partners to support the regulatory and technology infrastructure necessary to operate our platform;
•	continue to develop our platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and
•	find operating partners to manage the collection of underlying Series Assets at a decreasing marginal cost per asset.

Plan of Operations

We were formed as a Delaware series limited liability company to facilitate fractionalized investment in fine art. To that end, we establish each Series to acquire Series Assets purchased by Investors through bidding on the Auction Platform. Other than activities related to the Offering and the acquisition and maintenance of the Series Assets, we have not conducted, and do not plan to conduct, any other business activities or operations. We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork, as described under “Revenues” above. We are primarily reliant on the Asset Manager to maintain the Series Assets and administer our business.

The Company has experienced recurring net losses and negative operating cash flows since inception and neither the Company nor any of the Series has generated revenues or profits since inception.  The Asset Manager relies on proceeds from the offerings and equity contributions from its parent company, aShareX, Inc., to fund its operations. It is unlikely that aShareX, Inc. has sufficient assets to support the Asset Manager for the twelve months following the date of this filing. In light of this, on April 30, 2024, the Asset Manager received a Commitment of Funding from the CEO of aShareX, Inc. to fund up $120,000 to the Asset Manager if required through April 30, 2027. If the Company launches fewer than expected offerings, aShareX, Inc. does not continue to fund the operations of the Asset Manager or the Commitment of Funding is not honored, there is substantial doubt of the Asset Manager’s ability to continue as a going concern for the twelve months following the date of this filing. If the Asset Manager cannot continue as a going concern, it is uncertain how the Company would continue to maintain the Series Assets and administer our business.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3.  FINANCIAL STATEMENTS

aShareX Fine Art, LLC

A DELAWARE SERIES LIMITED LIABILITY COMPANY

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

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aShareX Fine Art, LLC

10

aShareX Series LLC (fka aShareX Fine Art, LLC) CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (AUDITED)

	June 30, 2025				December 31, 2024
	Series 10	Series 11	Unallocated	Consolidated	Series 10	Series 11	Unallocated	Consolidated

Current assets:
Cash	$-	$-	$100	$100	$-	$-	$100	$100
Total current assets	-	-	100	100	-	-	100	100
Artwork	9,600	138,000	-	147,600	9,600	138,000	-	147,600
Total assets	$9,600	$138,000	$100	$147,700	$9,600	$138,000	$100	$147,700

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$-	$-	$9,882	$9,882	$-	$-	$9,882	$9,882
Total liabilities	-	-	9,882	9,882	-	-	9,882	9,882

Members' equity/(deficit):
Class A Shares, 8,000 Series 10 shares issued and outstanding as of both June 30, 2025 and December 31, 2024. 250,000 Series 11 shares issued and outstanding as of both June 30, 2025 and December 31, 2024	10,177	146,280	-	156,457	10,177	146,280	-	156,457
Class B Shares, 1,000 Series 10 shares issued and outstanding as of both June 30, 2025 and December 31, 2024. 1,000 Series 11 shares issued and outstanding as of both June 30, 2025 and December 31, 2024	68,652	71,133	157,126	296,911	66,414	48,855	148,181	263,450
Accumulated deficit	(69,229)	(79,413)	(166,908)	(315,550)	(66,991)	(57,135)	(157,963)	(282,089)
Total members' equity/(deficit)	9,600	138,000	(9,782)	137,818	9,600	138,000	(9,782)	137,818
Total liabilities and members' equity/(deficit)	$9,600	$138,000	$100	$147,700	$9,600	$138,000	$100	$147,700

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

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aShareX Series LLC (fka aShareX Fine Art, LLC) CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS (UNAUDITED) FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

	June 30, 2025				June 30, 2024
	Series 10	Series 11	Unallocated	Consolidated	Series 10	Series 11	Unallocated	Consolidated
Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-	-	-

Operating expenses:
Legal and professional fees	1,300	18,700	4,704	24,704	10,934	15,183	-	26,117
Sourcing fees	-	-	-	-	-	8,280	-	8,280
Sales and marketing	-	-	-	-	-	16,000	-	16,000
Other operating expenses	938	3,578	4,241	8,757	395	668	-	1,063
Total operating expenses	2,238	22,278	8,945	33,461	11,329	40,131	-	(51,460)

Net loss	$(2,238)	$(22,278)	$(8,945)	$(33,461)	$(11,329)	$(40,131)	$-	$(51,460)

Weighted average membership interests	8,000	250,000	N/A	N/A	8,000	12,500	N/A	N/A
Net loss per membership interest	$(0.28)	$(0.09)	N/A	N/A	$(1.42)	$(3.21)	N/A	N/A

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

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aShareX Series LLC (fka aShareX Fine Art, LLC) CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/DEFICIT FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	Series 10			Series 11			Unallocated			Consolidated
	Members’ Capital	Accumulated Deficit	Total Members’ Equity /(Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity /(Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity /(Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity /(Deficit)
Balances at December 31, 2023	$40,177	$(30,476)	$9,701	$-	$-	$-	$175,294	$-	$175,294	$215,471	$(30,476)	$184,995
Class A Member contributions from offering	-	-	-	144,602	-	144,602	-	-	-	144,602	-	144,602
Deemed contributions from Manager	11,227	-	11,227	30,540	-	30,540	(33,113)	-	(33,113)	8,654	-	8,654
Net loss	-	(11,329)	(11,329)	-	(40,131)	(40,131)	-	-	$-	-	(51,460)	(51,460)
Balances at June 30, 2024	$51,404	$(41,805)	$9,599	$175,142	$(40,131)	$135,011	$142,181	$-	$142,181	$368,727	$(81,936)	$286,791

Balances at December 31, 2024	$76,591	$(66,991)	$9,600	$195,135	$(57,135)	$138,000	$148,181	$(157,963)	$(9,782)	$419,907	$(282,089)	$137,818
Deemed contributions from Manager	2,238	-	2,238	22,278	-	22,278	8,945	-	8,945	33,461	-	33,461
Net loss	-	(2,238)	(2,238)	-	(22,278)	(22,278)	-	(8,945)	(8,945)	-	(33,461)	(33,461)
Balances at June 30, 2025	$78,829	$(69,229)	$9,600	$217,413	$(79,413)	$138,000	$157,126	$(166,908)	$(9,782)	$453,368	$(315,550)	$137,818

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

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aShareX Series LLC (fka aShareX Fine Art, LLC) CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

	June 30, 2025				June 30, 2024
	Series 10	Series 11	Unallocated	Consolidated	Series 10	Series 11	Unallocated	Consolidated
Cash flows from operating activities:
Net Loss	$(2,238)	$(22,278)	$(8,945)	$(33,461)	$(11,329)	$(40,131)	$-	$(51,460)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Operating expenses incurred as deemed contribution from Manager	2,238	22,278	8,945	33,461	11,329	31,851	-	43,180
Sourcing fees due to related party	-	-	-	-		8,280	-	8,280
Changes in operating assets and liabilities:	-	-	-	-	-	-	-	-
Net increase/(decrease) in accounts payable	-	-	-	-	(8,966)	(1,311)	100	(10,177)
Net cash provided by (used in) operating activities	-	-	-	-	(8,966)	(1,311)	100	(10,177)

Cash flows from investing activities
Purchase of artwork	-	-	-	-	-	(98,769)	-	(98,769)
Net cash used in investing activities	-	-	-	-	-	(98,769)	-	(98,769)
Cash flows from financing activities
Class A Member contributions from offering	-	-	-	-	10,177	144,602	-	154,779
Net cash provided by financing activities	-	-	-	-	10,177	144,602	-	154,779
Net change in cash	-	-	-	-	1,211	44,522	100	45,833
Cash at beginning of period	-	-	100	100	100	-	-	100
Cash at end of period	$-	$-	$100	$100	$1,311	$44,522	$100	$45,933

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Artwork included in due to related party	$-	$-	$-	$-	$-	$18,000	$-	$-

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

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NOTE 1: NATURE OF OPERATIONS

aShareX Series LLC (fka aShareX Fine Art, LLC) (the “Company”) is a Delaware series limited liability company formed on January 13, 2023 under the laws of Delaware. The Company was formed to permit public investment in museum quality art, each of which will be held by a separate series of the Company established for such purpose (each a “Series”). Each Series established by the Company will own museum quality, investment grade art (the “Artwork”). The Artwork was identified by the Company from collections being sold through auctions (each, an “Auction”) to be conducted by established and highly reputable auction houses (each, an “Auction House”) or by the Company itself.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. The Company is currently owned 100% by aShareX Holdings, LLC (the “Manager” or “Managing Member”) and management services are performed on its behalf by aShareX Management, LLC (“AM” or “Asset Manager”).  Both entities are 100% owned by aShareX, Inc.

On October 30, 2023, the Company designated a new series, aShareX Fine Art Series 10 (“Series 10”), to consummate an offering resulting in the purchase of a print of Angel (2014) by Ed Ruscha (the “Series 10 Artwork”) at an auction held on November 29, 2023. The Series 10 Artwork was acquired through the Company’s issuance of 8,000 Class A Shares associated with Series 10 to investors in consideration for their funding $10,177 to acquire the Series 10 Artwork and to pay the related sourcing fee (together this and Series 11 sourcing fee are hereunder referred to as “Sourcing Fee”). Title to the Series 10 Artwork will be held by aShareX Fine Art 10 SP, a Cayman Islands segregated portfolio (“SP 10”), and Series 10 will hold all of the interests in SP 10.

On February 9, 2024 the Company formed aShareX Fine Art Series 11 (“Series 11”) to offer a collection of eight artworks from Jennifer & Kevin McCoy, Imo Nse Imeh, Wilfred Ukpong, Emerald Rose Whipple, Servane Mary, and Maria Gaspar (the “Series 11 Artwork”) at an auction held on May 2, 2024. The Series 11 Artwork was acquired through the Company’s issuance of 250,000 Class A Shares associated with Series 11 to investors in consideration for their funding $146,280 to acquire the Series 11 Artwork and to pay the related Sourcing Fee. Title to the Series 11 Artwork will be held by aShareX Fine Art 11 SP, a Cayman Islands segregated portfolio company (“SP 11”), and Series 11 will hold all of the interests in SP 11.

As of June 30, 2025, the Company has commenced limited operations. Once the Company commences its planned principal operations, its normal operating expenses are to be paid by AM. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue the Company’s planned operations or failing to profitably operate the business.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company and its Series conform to accounting principles generally accepted in the United States of America (GAAP).  The Company has adopted a calendar year as its fiscal year.

Unaudited Interim Financial Information

The unaudited interim condensed consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim consolidated and consolidating financial statements have been prepared on a basis consistent with the audited consolidated and consolidating financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim consolidated and consolidating balance sheet. The financial data and the other information disclosed in these notes to the interim consolidated and consolidating financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of the Company and its Series required to be consolidated under generally accepted accounting principles. Separate financial statements are presented for the Series. All inter-company transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company and its Series consider all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

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The carrying amounts reported in the consolidated and consolidating balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

•	identification of a contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when or as the performance obligation is satisfied.

Revenues are expected to be derived from the sale of each Artwork in the associated Series, with the buyer of an Artwork being a “customer” for purposes of ASC Topic 606.

No revenue has been earned or recognized by the Company or its Series for the six-month periods ended June 30, 2025 and 2024.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Expenses

All offering expenses in connection with any initial offering will be borne by the Manager and/or AM, whether the offering is successful or not, including the broker fees due to Dalmore, and they shall not be paid by the Series from the net proceeds of the offering. None of these offering expenses are reimbursable by any member of the Company.  AM will use part of the Sourcing Fee payable by each Series upon a successful offering to pay for its share of such offering expenses.

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Deferred Offering Costs

The Company and its Series comply with the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. All offering expenses and costs (whether the offering is successful or not) are borne by the Manager and/or AM, and not the Company or any Series. All expenses of each Series and the segregated portfolio from ordinary day to day operations, including the storage, insurance and transportation of the Artwork, accounting and tax preparation fees, SEC and state registration and filing fees, and other governmental filings, are borne by AM in consideration for payment by the Series of a sourcing fee (the “Sourcing Fee”) based on a percentage of the purchase price for the Artwork upon completion of the associated offering. AM will also use the Sourcing Fee to pay for all offering expenses other than the fees and other expenses payable to the broker (“Broker Fees”) which are paid by the Managing Member.

As of December 31, 2023, the Company had capitalized $175,294 in deferred offering costs, which were incurred by the Manager and recorded as deemed contributions. These costs were held as unallocated on the consolidated financial statements pending the completion of offerings.

During the year ended December 31, 2024, the Series 11 auction was held. Based on the actual capital raised in both Series 10 and 11 offerings, $33,213 of the deferred offering costs was allocated to Series 11 and recorded as reduction in members’ equity/(deficit). The remaining $142,081 in deferred offering costs was not attributable to the completed auctions as the actual capital raised was lower than the originally anticipated offering sizes for the 2023 and 2024 planned offerings, and therefore these costs were associated with abandoned offerings. As a result, the shortfall was treated as unallocable, and the related deferred offering costs were recognized as an unallocated expense in the consolidated and consolidating statement of operations.

Acquisition Costs

The cost of acquiring the Series Artwork will be borne by the Series, including any buyer’s premium payable to the Auction House, the Sourcing Fee payable to AM and any sales or similar taxes if required to be paid.

Artwork

Upon acquisition, the Artwork will be recorded on the Series’ books at its original cost basis—essentially its acquisition cost, including any deposits for the Artwork funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Artwork related to each Series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes. Artwork is determined to have an indefinite life and thus its cost basis is not amortizable or depreciable. The Company will review the Artwork for impairment in accordance with the requirements of ASC 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360”). These requirements will obligate the Company to perform an impairment analysis semi-annually and whenever events indicate that the carrying amount of the Artwork might not be fully recoverable. If it is determined that an impairment loss must be recorded it will be calculated based on the difference between the then carrying amount of the Artwork and its estimated fair value. Any such impairment analysis will depend in substantial part on the annual third party valuation of the Artwork commissioned by the Managing Member and included with the Company’s annual SEC filings.

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There is no guarantee that the Artwork is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. The Company will not have complete ownership history or restoration and repair records for all Artwork. In the event of a title or authenticity claim, the applicable Series and the Company may not have recourse against the Artwork seller or the benefit of insurance, and the value of the given Artwork may be diminished.

In November 2023, Series 10 acquired Series 10 Artwork for $9,600.  The Company determined that no impairment was necessary as of both June 30, 2025 and December 31, 2024.

In June 2024, Series 11 acquired Series 11 Artwork for $138,000.  The Company determined that no impairment was necessary as of both June 30, 2025 and December 31, 2024.

Allocation Policy

The Manager will allocate revenues and costs among the various Series. Each Series is not expected to recognize any material revenues prior to the sale of its associated Artwork and the revenues realized upon such sale will be allocated to such Series. All expenses of each Series attributable to its ordinary operations will be borne by AM and charged to the Series against deemed contributions.  Expenses deemed extraordinary and not attributable to ordinary operations, such as litigation expense, will be borne by each Series to whom the expense is attributable.

Operating Expenses

In consideration for the payment by each Series of the Sourcing Fee to AM upon successful completion of an offering, all expenses of each Series attributable to its ordinary operations will be borne by AM and charged to the Series against deemed contributions.  All expenses deemed extraordinary and not attributable to ordinary operations, such as litigation expense or indemnification obligations, will be borne by each Series to whom the expense is attributable.  If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its extraordinary expenses, the Manager may: (a) issue additional interests in such Series; (b) obtain third party financing to pay such extraordinary expenses; and/or (c) advance the funds necessary to pay for such expenses at an interest rate equal to 2% over the Wall Street Journal Prime Rate. Any loans or advances made pursuant to clauses (b) and (c) shall become repayable when cash becomes available, typically upon the sale of the associated Artwork.

Subscription Receivable

The Company records membership subscriptions at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a consolidated and consolidating balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members’ equity on the consolidated and consolidating balance sheet.

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Income Taxes

Each Artwork will be owned by a segregated portfolio of a Cayman Islands company which will be treated as a C corporation for U.S. federal income tax purposes.  The profit or loss generated by the Cayman Islands (either directly or through its segregated portfolios) should not be subject to tax in the U.S. or Cayman Islands, and should only result in taxable income when the Artwork is sold and the proceeds distributed to the Series who acquired the Artwork. The Company is a limited liability company and each Series is essentially viewed as a disregarded entity for U.S. tax purposes.  Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company and each Series flows through to, and is recognized by, their respective members. Therefore, no provision for income tax has been recorded in the consolidated and consolidating financial statements at the master LLC level. The income and expense from each Series is allocated to its members in proportion to their percentage interests in the Series.

Earnings/(Loss) per Membership Interest

Upon completion of an Offering, each Series comply with the accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings/(loss) per membership interest (“EPMI”) is computed by dividing net income/(loss) for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $33,461 for the six-month period ended June 30, 2025. The Company and its Series are reliant upon the Manager and AM for ongoing funding. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.  The Company and its Series’ ability to continue as a going concern in the next twelve months is dependent upon financing by the Manager and its ability to obtain capital financing from investors sufficient to deploy it by purchasing Artwork to produce profitable results upon its sale.  No assurance can be given that the Company will be successful in these efforts.  The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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NOTE 4: MEMBERS’ EQUITY/(DEFICIT)

The Company’s operating agreement as it relates to each Series provides for two classes of equity: Class A Shares and Class B Shares. There will be no Class A Shares outstanding prior to the offering for such Series.

The Managing Member will hold 1,000 Class B Shares in each Series that will be issued to it for paying the Broker Fee upon the closing of an offering and for any costs and expenses incurred in connection with any offering that is not completed.

The Class B Shares in each Series equate in value to 10% of the associated Artwork’s appreciation in value over its purchase price. If there is no increase in the value of the Artwork from its purchase price, the Class B Shares will have no value and the entire amount of net sales proceeds distributable upon the sale of the Artwork will be distributed solely to the Class A members.

The Class B Shares in each Series are convertible into the Series’ Class A Shares prior to the sale of the Artwork pursuant to a formula set forth in the Company’s operating agreement. The Class A Shares issued to the Managing Member in such conversion, assuming conversion of all of the Class B Shares, are intended to approximate 10% of the appreciation between the current market price of the Class A Shares at the time of conversion and their aggregate offering price.

The Class A Shares issued by each Series have no voting rights other than to approve (i) amendments to the operating agreement that are materially adverse to their interests, (ii) the removal of the Managing Member and AM for “cause,” or (iii) the sale of the Artwork prior to the eighth year following the date of its acquisition.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

The Company does not expect that any Series will generate material revenues or profits until its associated Artwork is sold. At such time, the net sales proceeds will be distributed (i) to the Managing Member in payment of the Class B Shares to the extent of 10% of the Artwork’s appreciation in value over its purchase price, and (ii) the balance of the proceeds will be distributed to the Class A Members in proportion to their Class A Shares in the Series. If there is no appreciation in value of the Artwork because the proceeds from the sale are less than the purchase price for the Artwork, the Class B Shares will not receive any distributions and they will all be paid to the Class A Members.

During the period ended December 31, 2023, Series 10 issued an aggregate of 8,000 Class A shares to investors for total contributions of $10,177 pursuant to a Regulation A offering.  The contributions were received in January 2024.

During the period ended December 31, 2023, Series 10 issued 1,000 Class B shares to the Managing Member for a contribution of $100.

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During the year ended December 31, 2024, Series 11 issued an aggregate of 250,000 Class A shares to investors for total gross contributions of $146,280.

During the six-month periods ended June 30, 2025 and 2024, there was an aggregate of $33,461 and $8,654 in deemed contributions from the Manager, respectively, related to payments of costs it is obliged to pay on the Company’s and its Series’ behalf.

The debts, obligations, and liabilities of the Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company or such Series, respectfully, and no member of the Company or any Series is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2023, in connection with the Series 10 offering, the Company incurred a Sourcing Fee of $576 payable to the Manager.  Additionally, in connection with the purchase of the Artwork, Series 10 became obligated to the Manager for $735 related to the buyer’s premium.  As of December 31, 2023, Series 10 owed the Manager a total of $1,311.  These amounts were unsecured, non-interest bearing, and payable on demand.

During 2024, the full balance of $1,311 owed to the Manager by Series 10 was paid. As of December 31, 2024, there were no outstanding amounts due to the Manager with respect to Series 10. During 2024, Series 10 incurred $36,515 in operational expenses and $1,202 in offering costs, which were borne by the Manager and treated as a deemed capital contribution.

During 2024, Series 11 incurred a Sourcing Fee of $8,280 and a buyer’s premium of $18,000 in connection with the acquisition of the Artwork, which were owed to the Manager. Additionally, the Manager paid $21,266 of the acquisition cost of the Series 11 Artwork. Series 11 repaid the Manager all outstanding obligations during 2024 and there were no outstanding amounts due to the Manager with respect to Series 11. During 2024, Series 11 incurred $46,711 in operational expenses and $70,714 in offering costs, which were borne by the Manager and treated as a deemed capital contribution.

Each Series will retain AM to perform necessary services relating to its ordinary operations, including the cost of storing, transporting and insuring the Artwork owned by each Series, all administrative services, asset oversight, and governmental and tax return filings.  These expenses are borne by AM in consideration for payment by the Series of the Sourcing Fee based on the purchase price of the Artwork upon completion of the associated offering.  Any expenses not considered to be attributable to ordinary operations are deemed extraordinary expenses.  If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its extraordinary expenses, they shall be funded through (a) the issuance of additional interests in the Series; (b) the procurement of third party financing to pay such extraordinary expenses; and/or (c) an advance by the Managing Member or AM of the funds necessary to pay for such expenses at an interest rate equal to 2% over the Wall Street Journal Prime Rate. Any loans or advances made pursuant to clauses (b) and (c) shall become repayable when cash becomes available, typically upon the sale of the associated Artwork.

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The Company and each Series is managed by Managing Member. The Managing Member, either directly or through its affiliate AM, will provide each Series with routine operational, administrative, management, advisory, consulting and other services with respect to their respective operations and routine services related to the Artwork, including authentication and valuation services, storage, transportation and insurance. The Managing Member will also provide extraordinary services such as positioning the Artwork for sale, obtaining appraisals, and conversation or restoration work appropriate to increase the value of the Artwork.

The Managing Member will be responsible for directing the investment strategy of the Company and each Series. The Managing Member has a unilateral ability to amend the operating agreement in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company and each Series may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Upon each successful offering, each Series will pay to AM a Sourcing Fee based on the purchase price for the associated Artwork.  AM, in turn, is obligated to use the proceeds of the Sourcing Fee (and its own funds if such proceeds are exhausted) to pay for all of the ordinary, day-to-day operating expenses of the Series.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 29, 2025, the date the consolidated and consolidating financial statements were available to be issued.

Effective July 31, 2025, the Company amended its Certificate of Formation (the “Certificate Amendment”) to change its name from aShareX Fine Art, LLC to aShareX Series LLC (the “Company”). The change in name is intended to reflect the Company’s intentions to broaden the type of assets in which the Company may invest.

Effective September 15, 2025, the Company adopted a new aShareX Series, Series 12, for purposes of engaging in a new auction for a collectible car, a Ferrari 328 GTS.  A post-qualification amendment to the Company’s offering statement on Form 1-A was filed in order to qualify the offering of Class A Shares of Series 12 on September 16, 2025. The auction being conducted in connection with the offering of the Class A Shares of Series 12 will be conducted as a  “fixed price auction”, whereby the Company will set a specified price for each Class A Share and fractional bidders will submit their bids for a number of Class A Shares that, when multiplied by the specified per share price, will equal the fixed price established for the Series Asset.

On September 15, 2025, the Managing Member amended and restated the Company’s Limited Liability Company Agreement (“LLC Agreement”), pursuant to Section 12.1 of the LLC Agreement, to reflect the new name and the broader types of assets in which the Company may invest, as well as expand in the type of auctions in which the Company may engage. The Company does not believe these updates to the LLC Agreement represent any material change in the rights or obligations of its investors.

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ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description

2.1	Certificate of Formation of aShareX Fine Art, LLC filed with Delaware Secretary of State on January 13, 2023 (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
2.2

Amendment to Certificate of Formation of aShareX Series LLC filed with the Delaware Secretary of State on July 31, 2025 (incorporated by reference to Post-Effective Amendment to the Offering Statement filed on September 16, 2025)

2.3	Amended and Restated Limited Liability Company Agreement of aShareX Series LLC(incorporated by reference to Post-Effective Amendment to the Offering Statement filed on September 16, 2025)
3.1	Series Designation for aShareX Series, Series 12 (incorporated by reference to Post-Effective Amendment to the Offering Statement filed on September 16, 2025)
3.2	Series Designation for aShareX Fine Art Series 11 (incorporated by reference to Post-Effective Amendment to the Offering Statement filed on February 16, 2024)
3.3	Series Designation for aShareX Fine Art Series 10 (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
3.4	Form of Vote Limiting Certificate (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
4.1	Form of Auction Agreement (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
4.2	Form of Series 12 Auction Agreement (incorporated by reference to Post-Effective Amendment to the Offering Statement filed on September 16, 2025)
4.3	Form of Subscription Agreement for aShareX Series 12 (incorporated by reference to Post-Effective Amendment to the Offering Statement filed on September 16, 2025)
4.4	Form of Subscription Agreement for Fine Art Series 11 (incorporated by reference to Post-Effective Amendment to the Offering Statement filed on February 16, 2024)
4.5	Form of Subscription Agreement for Fine Art Series 10 (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
6.1	Form of Asset Management and Administrative Services Agreement (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
6.2	Form of License Agreement (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
6.3	Broker-Dealer Agreement, dated February 8, 2023, by and between aShareX Fine Art, LLC and Dalmore Group, LLC (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)
6.4	Form of Conditions of Sale Agreement for Auctions hosted by aShareX Management, LLC (incorporated by reference to Post-Effective Amendment to the Offering Statement filed on February 16, 2024)
8.1

Form of Escrow Agreement among North Capital Private Securities Corporation, Dalmore Group, LLC and aShareX Fine Art, LLC (incorporated by reference to Offering Statement on Form 1-A filed on November 3, 2023)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASHAREX SERIES LLC

By: aShareX Holdings, LLC, its Managing Member

By:	/s/ Alan Snyder
Name:	Alan Snyder
Title:	Chairman, Chief Executive Officer and Director of aShareX Holdings, LLC
Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Alan Snyder	Chief Executive Officer and Chairman of aShareX Holdings, LLC, its Managing Member	September 29, 2025
Alan Snyder	(Principal Executive Officer)
/s/ Joel Parrish	Chief Financial Officer and Director of aShareX Holdings, LLC, its Managing Member	September 29, 2025
Joel Parrish	(Principal Financial Officer and Principal Accounting Officer)

aShareX Holdings, LLC	Managing Member	September 29, 2025

By:	/s/ Alan Snyder
Title:	Chairman, Chief Executive Officer and Director of aShareX Holdings, LLC

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